
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 18, 2010

Thomas Rickards
Chief Executive Officer
Energy Telecom, Inc.
3501-B N. Ponce de Leon Blvd., #393
St. Augustine, FL 32084

      Re: Energy Telecom, Inc.
               Form S-1/A
               Filed August 9, 2010
               File No. 333-167380

Dear Mr. Rickards:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please update your financial statements through June 30, 2010.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

Employees, page 26

2.   We note your response to comment five in our letter dated July 30, 2010. However, you have not explained your relationship to Ms. Cauble or the nature of the services she provides to you. Please provide this disclosure. Alternatively, confirm that the consulting agreement with Ms. Cauble filed as exhibit 10.9 to

your registration statement has been terminated and that she no longer provides services to you.

3.   We note from your agreements with Samsin USA that Mr. Perszyk is the CEO of Samsin USA. Please disclose his relationship with, including any ownership interest in, Samsin USA and Samsin Innotec.

Report of Independent Registered Public Accounting Firm, page F-1
Financial Statements as of December 31, 2009 and 2008, and cumulative from inception of development stage (August 22, 2000) through December 31, 2009

4.   Please label the restated financial statement columns as restated, in connection with your corrections to the accounting for debt extinguishment and the untimely adoption of EITF 07-05. P lease ask your auditors to refer to the restatement footnote in their audit report.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365, or Sharon Virga, Staff Accountant, at (202) 551-3385 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy

for   Larry Spirgel
        Assistant Director

cc: Marc J. Ross, Esq.
        James M. Turner, Esq.
        Sichenzia Ross Friedman Ference LLP
        Via facsimile: (212) 930-9725